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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4 )*

                             BALDWIN AND LYONS, INC.
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                                (Name of Issuer)

                              CLASS A VOTING STOCK
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                         (Title of Class of Securities)

                                   57755 10 0
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
      10 S. BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                FEBRUARY 21, 2006
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  57755 10 0            13D                          Page 2 of 4 Pages

1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

      JOHN  D. WEIL

2     Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                          (b)[ ]

3     SEC Use Only

4     Source of Funds (See Instructions)

      OO

5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

6     Citizenship or Place of Organization

      UNITED STATES

           Number of            7   Sole Voting Power
            Shares
         Beneficially               185,000
           Owned by
             Each               8   Shared Voting Power
           Reporting
          Person With               159,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

                                9   Sole Dispositive Power

                                    185,000

                                10  Shared Dispositive Power

                                    159,000 SUBJECT TO THE DISCLAIMER IN ITEM 5.

11    Aggregate Amount Beneficially Owned by Each Reporting Person

      344,000, SUBJECT TO THE DISCLAIMER IN ITEM 5.

12    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)                                                          [ ]

13    Percent of Class Represented by Amount in Row (9)

      12.9%

14    Type of Reporting Person (See Instructions)

      IN

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CUSIP No.  57755 10 0            13D                          Page 3 of 4 Pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D

      The Reporting Person reported the acquisition of shares of Class A Voting Stock, no par value ("Stock") of Baldwin and Lyons, Inc. (the "Issuer") in an initial filing of this Schedule 13D on March 28, 1985. This Amendment is filed to update information in Items 2, 5 and 6 of the Schedule 13D; all other items are unchanged from the initial filing, as heretofore amended.

ITEM 2. Identity and Background.

The following information is added in response to clause (f) of Schedule 13D:

In December 2002 an action initiated by the Securities and Exchange Commission ("Commission") against Mr. Weil was settled simultaneously with its filing pursuant to a consent agreement entered into by Mr. Weil. The Commission alleged violations of the anti-fraud provisions of the federal securities laws arising in connection with transactions in the securities of Kaye Group, Inc. ("Kaye Group") involving material non-public information. Mr. Weil was not an officer or director of Kaye Group. The transaction cited by the Commission in its complaint involved less than one percent of the securities of Kaye Group beneficially owned by Mr. Weil and less than one-tenth of one percent of the Kaye Group's outstanding shares. Mr. Weil consented to the entry of a final judgment of permanent injunction and other relief, including disgorgement of alleged profits in the amount of $47,000 and civil penalties of a like amount, but did not admit to nor deny any of the allegations in the Commission's complaint.

ITEM 5. Interest in Securities of the Issuer.

The number of shares of Voting Stock held by the Reporting Person increased as a result of a stock split by way of a 25% stock dividend effective March 3, 2003. The relative percentage of the Voting Stock held by the Reporting Person increased as a result of share repurchases by the Issuer. In transactions in February 2006, the Reporting Person disposed of an aggregate of 10,562 shares of the Voting Stock; in transactions in May 2005 and February 2006, an aggregate of 30,000 shares of the Voting Stock (as to which the Reporting Person may be deemed to have indirect shared voting or investment power) were disposed of by certain relatives of the Reporting Person as the owners of such shares.

At February 21, 2005, the Reporting Person may be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act over the following shares (based on 2,666,666 shares outstanding):

Sole Voting & Dispositive Power

An aggregate of 185,000 shares of the Voting Stock (6.9%) are owned by Woodbourne Partners, LP of which Clayton Management Company (a corporation solely owned by the Reporting Person) is the sole managing general partner. The Reporting Person disclaims any economic beneficial interest in such shares except to the extent of his interest as a limited partner in such partnership.

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CUSIP No.  57755 10 0            13D                          Page 4 of 4 Pages

(Indirect) Shared Voting and Dispositive Power

An aggregate of 159,000 shares of the Voting Stock (6.0%) are owned by five adult relatives of the Reporting Person since such family members may seek investment advice or voting advice from the Reporting Person. The Reporting Person disclaims any economic beneficial interest in such shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has served as a director of the Issuer since 1997.

In addition to the ownership of Voting Common Stock reflected herein, the Reporting Person also has interests in ownership of shares of the Issuer's Non-Voting Common Stock as follows as of February 24, 2006:

An aggregate of 6,638 shares of the Non-Voting Common Stock are owned by the Reporting Person.

An aggregate of 1,133,000 shares of the Non-Voting Common Stock (9.3%) are owned by Woodbourne Partners, L.P. The Reporting Person disclaims any economic beneficial interest in such shares except to the extent of his interest as a limited partner in such partnership.

An aggregate of 250 shares of the Non-Voting Common Stock are owned by the spouse of the Reporting Person.

An aggregate of 442,542 shares of the Non-Voting Common Stock (3.7%) are owned by five adult relatives of the Reporting Person since such family members may seek investment advice or voting advice from the Reporting Person. The Reporting Person disclaims any economic beneficial interest in such shares.

                                    SIGNATURE

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         s/  John D. Weil

                                                         JOHN D. WEIL

March 7, 2006